

December 9, 2021

Larry Mazza
President and Chief Executive Officer
MVB Financial Corp.
301 Virginia Avenue
Fairmont, WV 26554

      Re: MVB Financial Corp.
           Registration Statement on Form S-3
           Filed December 8, 2021
           File No. 333-261539

Dear Mr. Mazza:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance